Filed Pursuant To Rule 433
Registration No. 333-139016
February 8, 2008

Gold’s blistering rally to boost interest in ETFs

Thu Feb 7, 2008 1:17pm GMT

By Atul Prakash

LONDON (Reuters) - Investment in gold Exchange Traded Funds (ETFs) promoted by the World Gold Council could surge almost 30 percent in 2008, if bullion prices continue to set record highs, a top fund official said on Thursday.

Gold ETFs, listed on stock exchanges around the world, offer investors exposure in the underlying commodity without taking physical delivery.

Sponsors of such funds buy a matching amount of the commodity and keep it in bank vaults. Interest has exploded recently as gold prices hit record highs above $930 per ounce.

“If all of the components that have been driving the price of gold remain in place, you could easily see our global product suite at 1,000 tonnes within a year,” Stuart Thomas, managing director of World Gold Trust Services, told Reuters.

World Gold Trust is the sponsor of U.S.-listed streetTRACKS GLD.P, which is the world’s largest gold ETF. It accounts for 80 percent of 781 tonnes of gold — worth over $22 billion (11 billion pounds) — held by several gold funds promoted by the World Gold Council.

Other key global gold ETFs, including Barclays’ iShares COMEX Gold Trust IAU.A and ETF Securities’ ETFS Physical gold PHAU.L, have so far accumulated about 100 tonnes.

“Continued flows of new money into GLD would suggest that nothing has changed in the eyes of the average investor. People are still concerned about the weakness of the U.S. dollar, a weakening U.S. economy, an uncertain election and continued turmoil in the Middle East,” Thomas said.

“The inflows have been a function of the price of gold, as I believe that GLD has achieved the status of a proxy for gold for many investors,” he said in a phone interview from New York.

Spot gold <XAU=> hit an historic high of $936.50 an ounce on February 1 and was at $905.70 by midday in Europe on Thursday. The metal has gained 12 percent this year on top of a 32 percent jump in 2007.

Inflows into StreetTRACKS, which grew nearly 40 percent in 2007 in volume terms, jumped to a record high of 652.56 tonnes in the middle of January, as investors flocked to the product attracted by a gold rally. The fund now holds 631.15 tonnes.

GROWING RETAIL BASE

Thomas said there had been a shift in the ETF’s investor base since the launch of the product in November 2004, with more and more retail investors taking part now compared with predominately institutional investors at the beginning.

“Retail assets tend to be ‘stickier’ assets. I believe the retail investors have been buying gold not just for tactical reasons but as a valuable component of a well-diversified portfolio, which is a much longer-term view and not necessarily susceptible to short-term price fluctuations,” he said.

About half the investor base now comprised retail players, he said, but added that pension funds remained slow in adopting gold as an alternative asset within their portfolios.

He said ETFs provided significant advantages for the average investor in terms of access, security and cost.

Thomas said there could be some withdrawal from the fund in case of a drop in gold prices, but the decline was not likely to be steep.

“I don’t see gold falling back to $700 an ounce given the associated mining costs. Furthermore, while there would be a reduction in GLD assets, I personally believe that they would not be that great given the investor profile.”

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